December 23, 2014

BY EDGAR SUBMISSION

Ms. Melissa Raminpour
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  Knight Transportation, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2014
File No. 001-32396

Dear Ms. Raminpour:

We have received your comment letter dated December 22, 2014, concerning the above referenced Form 10-K and Form 10-Q. The comment letter asks for our written response within 10 business days. By way of this letter, we confirm that the staff granted an extension of an additional 5 business days to complete our response, as discussed today via telephone with Ms. Claire Erlanger. We intend to provide our responses to the comment letter by no later than January 14, 2015. We sincerely appreciate your grant of the requested extension.

We acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filings,

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if you would like to discuss our responses further, please contact me at 602-352-5051.

Sincerely,

/s/ Adam W. Miller
Adam W. Miller Chief Financial Officer